Norton Rose Fulbright US LLP
August 15, 2016	1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Via E-Mail	United States

Brian P. Fenske
Partner
Direct line +1 713 651 5557
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631 Washington, D.C. 20549 Attn: Terence O’Brien, Accounting Branch Chief	brian.fenske@nortonrosefulbright.com Tel +1 713 651 5151 Fax +1 713 651 5246 nortonrosefulbright.com

Re:	MRC Global Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 24, 2016

File No. 1-35479

Ladies and Gentlemen:

On February 24, 2016, MRC Global Inc. (the “Registrant”) filed Form 10-K for Fiscal Year Ended December 31, 2015 (the “Form 10-K”). By letter dated August 1, 2016, the Registrant received comments of the staff of the Division of Corporation Finance (the “Staff”) relating to the Form 10-K (the “Comment Letter”).

The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Critical Accounting Estimates, page 38

Impairment Testing – Long-Lived Assets, Goodwill and Other Indefinite-Lived Intangible Assets – page 38

General

1.	With regard to the impairment testing of your long-lived assets, goodwill and indefinite- lived intangible assets, you disclose that while you believe your assumptions and estimates are reasonable, the actual results may differ materially from the projected results. For each of these assets, please expand your disclosures to provide the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used in (i) your undiscounted cash flow analysis related to your long-lived assets and (ii) your estimated fair value of each reporting unit and trade name that could result in the recognition of a material impairment charge. Ensure you discuss the degree of uncertainty associated with key assumptions underlying your estimates that have the reasonable possibility of changing and could lead to a material impairment charges in the future. Please refer to Item 303(a)(3) of Regulation S-K, Sections 216, 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification, and SAB 5:P.4 for guidance. To the extent necessary, please also address this comment in your quarterly filings as required by Financial Reporting Codification Section 501.05.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Securities and Exchange Commission August 15, 2016 Page 2

Response: The Registrant has considered the Staff’s comments regarding disclosures about impairment testing for long-lived assets, goodwill and other indefinite-lived intangible assets including specific facts and circumstances that could reasonably occur and result in a change in the assumptions used in our undiscounted cash flow analysis and estimated reporting unit fair values and result in a material impairment charge. In future filings, the discussion in the Registrant’s Form 10-K, and quarterly filings as appropriate, will be revised as follows, to the extent applicable (additions and deletions noted in bold and ~~strikethrough~~, respectively):

“Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. To apply these principles, management must make judgments and assumptions and develop estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events. The notes to our audited financial statements included elsewhere in this report describe our accounting policies. These critical accounting policies could materially affect the amounts recorded in our financial statements. We believe the following describes significant judgments and estimates used in the preparation of our consolidated financial statements:

Goodwill and Intangible Assets: Goodwill and intangible assets are recorded in conjunction with acquisitions and comprise 38% of our total assets as of December 31, 2015. Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recorded at fair value at the date of acquisition and are amortized over their estimated useful lives unless they are determined to have an indefinite life. We make significant judgments and estimates in both calculating the fair value of these assets, as well as determining their estimated useful lives. The carrying values of our goodwill and intangible assets, by segment, were as follows as of December 31, 2015 (in millions):

	U.S.	Canada	International	Total

Customer base intangibles	$301	$7	$16	$324
Amortizable trade names	—	—	3	3
Indefinite lived trade name	132	—	—	132
Goodwill	441	—	43	484

Impairment of Long-Lived Assets: Our long-lived assets consist primarily of:

•	customer base intangibles,

•	amortizable trade names; and ~~intangible assets~~

•	property, plant and equipment.~~, which comprise approximately 13% of our total assets as of December 31, 2015. These assets are recorded at fair value at the date of acquisition and are amortized over their estimated useful lives. We make significant judgments and estimates in both calculating the fair value of these assets, as well as determining their estimated useful lives.~~

Securities and Exchange Commission August 15, 2016 Page 3

The carrying value of these assets is subject to an impairment test when events or circumstances, including decreases in our operating results and significant deterioration in market demand for our products and services, indicate a possible impairment. When events or circumstances indicate a possible impairment, we assess recoverability from future operations using an undiscounted cash flow analysis, derived from the lowest appropriate asset group. If the carrying value exceeds the undiscounted cash flows, we would recognize an impairment charge to the extent that the carrying value exceeds the fair value.

For customer base intangibles and amortizable trade names, the assets are grouped on a basis consistent with our reporting units. Their fair value is determined using a discounted cash flow analysis. The most significant factor in the determination of their fair value is forecasted sales to our customers including, in particular, our largest customers. We concluded that an indicator of impairment was present at the end of 2015 based on the following:

•	prolonged decline in commodity oil and natural gas prices,

•	the resulting decline in activity levels of many of our major customers,

•	significant further reductions in 2016 capital spending budgets of our customers; and

•	a more pessimistic outlook for the price of oil and natural gas.

During 2014 and 2013, no indicators of impairment existed.

We performed impairment tests on each of our amortizable intangible assets as of December 31, 2015. In performing these tests, we determined that the customer base intangible assets in our International segment were impaired, and we recognized a pre-tax charge of $42 million to reduce the carrying value of ~~other intangible~~ these assets to their fair value of $16 million. No impairment charges were recognized on the customer base intangible assets in our U.S. or Canada segments, as the associated undiscounted cash flows substantially exceeded the amortized carrying value of each of these assets. Although the economic environment resulting in the impairment of certain of our International assets also impacted our U.S. and Canada segments, because of the earlier acquisition dates, the carrying values of the U.S. and Canada assets were, on a relative basis, significantly lower than the acquisition date fair values due to the amortization recorded since the date of the underlying acquisitions. Significant decreases in our forecasted sales, particularly with our largest customers, could result in future impairments of our customer base intangible assets.

The carrying value of property, plant and equipment as of December 31, 2015 was $127 million, or 5% of total assets. This amount was comprised of $80 million, $20 million and $27 million in our U.S., Canada and International reporting units,

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respectively. Property, plant and equipment is grouped and evaluated for recoverability at a country or regional level. The fair value of property, plant and equipment is determined based on appraisal procedures which involve both market and cost techniques depending on the nature of the specific assets and the availability of market information. Because of the goodwill impairment analysis described more fully below, appraisal procedures were completed for a significant portion of our property, plant and equipment within the U.S. and International reporting units as of December 31, 2015. Based on these procedures, we determined that the fair value of property, plant and equipment exceeded carrying value by 14% and 19% in the U.S. and International reporting units, respectively. In Canada, no indicators of property, plant and equipment impairment were present. Based on the nature of our property, plant and equipment and the reduction in carrying value each year through depreciation, we believe future impairments are not likely.

~~This test~~ Impairment tests for long-lived assets require us to make forecasts of:

•	our future operating results,

•	the extent and timing of future cash flows,

•	working capital,

•	profitability; and

•	sales growth trends.

We make these forecasts using the best available information at the time, including information regarding current market conditions and customer spending forecasts. While we believe our assumptions and estimates are reasonable, because of the volatile nature of the energy industry, actual results may differ materially from the projected results which could result in the recognition of additional impairment charges. Factors that could lead to actual results differing materially from projected results include, among other things, further reduction of oil and natural gas prices and changes in projected sales growth rates. In our December 31, 2015 impairment analysis, these rates assumed a significant sales decline in 2016 followed by a modest sales recovery through 2019 ranging from three to 10 percent per year. ~~During 2014 and 2013, no indicators of impairment existed.~~

Impairment of Goodwill and Other Indefinite-Lived Intangible Assets: ~~Goodwill represents the excess of cost over the fair value of net assets acquired. Our goodwill and other indefinite-lived intangible assets comprise approximately 25% of our total assets as of December 31, 2015.~~ Goodwill and intangible assets with indefinite useful lives are tested for impairment annually, or more frequently if circumstances indicate that impairment may exist. We evaluate goodwill for impairment at three reporting units that mirror our three reportable segments (U.S., Canada and International). Within each reporting unit, we have elected to aggregate the component countries and regions into a single reporting unit based on their similar economic characteristics, products, customers, suppliers, methods of distribution and the manner in which we operate each segment. We perform our annual tests for indications of goodwill impairment as of October 1st of each year, updating on an interim basis should indications of impairment exist.

Securities and Exchange Commission August 15, 2016 Page 5

The goodwill impairment test compares the carrying value of the reporting unit that has the goodwill with the estimated fair value of that reporting unit. If the carrying value is more than the estimated fair value, a second step is performed, whereby we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the estimated fair value of the reporting unit. Impairment losses are recognized to the extent that recorded goodwill exceeds implied goodwill. Our impairment methodology uses discounted cash flow and multiples of cash earnings valuation techniques, acquisition control premium and valuation comparisons to similar businesses to determine the fair value of a reporting unit. Each of these methods involves Level 3 unobservable market inputs and require us to make certain assumptions and estimates regarding:

•	future operating results,

•	the extent and timing of future cash flows,

•	working capital,

•	sales prices,

•	profitability,

•	discount rates; and

•	sales growth trends.

We make these forecasts using the best available information at the time including information regarding current market conditions and customer spending forecasts. While we believe that these assumptions and estimates are reasonable, because of the volatile nature of the energy industry, actual results may differ materially from the projected results which could result in the recognition of additional impairment charges. Factors that could lead to actual results differing materially from projected results include, among other things:

•	further reduction of oil and natural gas prices,

•	changes in projected sales growth rates. In our December 31, 2015 impairment analysis, these rates assumed a significant sales decline in 2016 followed by a modest sales recovery through 2019 ranging from three to 10 percent per year; and

•	changes in factors affecting our discount rate including risk premiums, risk free interest rates and costs of capital.

In connection with our annual goodwill impairment test as of October 1, 2015, we tested the carrying value of goodwill for our U.S. and International reporting units. Our Canada reporting unit has no goodwill. No goodwill impairments were indicated at that time. However, with the continued decline in commodity prices and activity levels subsequent to our annual test, we performed an assessment of current market conditions and our future long-term expectations of oil and gas markets as of December 31, 2015 and concluded it was more likely than not that the fair values of our reporting units were lower than their carrying values. Our assessment took into consideration, among other things, significant further reductions in projected spending by our customers in 2016 and a more pessimistic long-term outlook for the price of oil and natural gas, and the resulting impact on our 2016 budget and long-term financial forecast. As a result of this assessment, we completed an interim impairment test as of December 31, 2015. This

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test resulted in a~~n~~ goodwill impairment charge of $292 million comprised of $109 million in our U.S. reporting unit and $183 million in our International reporting unit which reduced the carrying value of these assets to $441 million and $43 million, respectively. Immediately following these impairment charges, the fair values of our U.S. and International reporting units exceeded their carrying values by 10% and 6%, respectively. No impairment charges were recognized during the years ended December 31, 2014 and 2013. In these years, the estimated fair value of each of our reporting units substantially exceeded their carrying values. ~~While we believe that such assumptions and estimates are reasonable, the actual results may differ materially from the projected results.~~

Intangible assets with indefinite useful lives are recorded in our U.S. segment only and have a carrying value of $132 million as of December 31, 2015. These assets are tested for impairment annually or more frequently if circumstances indicate that impairment may exist. This test compares the carrying value of the indefinite-lived intangible assets with their estimated fair value. If the carrying value is more than the estimated fair value, impairment losses are recognized in an amount equal to the excess of the carrying value over the estimated fair value. Our impairment methodology uses discounted cash flow and estimated royalty rate valuation techniques. These valuation methods require us to make certain assumptions and estimates regarding:

•	future operating results,

•	sales prices,

•	discount rates; and

•	sales growth trends.

As with the goodwill impairment test described above, while we believe that our assumptions and estimates are reasonable, because of the volatile nature of the energy industry, actual results may differ materially from the projected results which could result in the recognition of additional impairment charges. As a result of the same factors that necessitated an interim impairment test for goodwill, we completed an interim impairment test for indefinite-lived intangible assets as of December 31, 2015. This test resulted in an impairment charge of $128 million. No impairment charges were recognized during the years ended December 31, 2014 and 2013. In these years, the estimated fair value of our indefinite-lived intangible assets substantially exceeded their carrying value. ~~While we believe that such assumptions and estimates are reasonable, the actual results may differ materially from the projected results~~.”

Impairment of Long-Lived Assets, page 38

2.	You disclose that in December 2015, you performed an impairment test and determined that certain long-lived assets within your International Segment were impaired. Please expand your disclosures to address the following:

•	Identify the specific asset groups that you tested for impairment. For any asset group for which the undiscounted cash flows did not substantially exceed its carrying value, please identify (i) that asset group, (ii) disclose its carrying value and (ii) explain the extent to which you believe the carrying value of these asset groups are at risk for future impairment;

Securities and Exchange Commission August 15, 2016 Page 7

•	It appears from disclosures elsewhere in your filing that the “certain long-lived assets” within your International segment that were impaired related to your customer base intangible assets. Please clarify and disclose the current carrying value of these assets within your International segment so that readers can assess the remaining carrying value that may be at risk for future impairment; and

•	In light of the fact that you recognized an impairment of your customer base intangible assets within your International segment, please differentiate the nature of the economic environment in which the Canada and U.S. segments operated such that an impairment of customer base intangible assets, if any, within those segments was not necessary.

Response: The Registrant has considered the Staff’s comments regarding disclosures about impairment testing for long-lived assets. In future filings, the discussion in the Registrant’s Form 10-K will be revised as indicated in response to comment 1 above. The revised disclosures include a table which provides the carrying value of goodwill and intangible assets by type and by segment. Such disclosure provides the remaining carrying value that may be at risk for future impairment. In addition, the disclosures have been expanded to include clarification regarding the reasons similar economic conditions in the U.S. and Canada segments did not result in a similar impairment charge.

3.	In an effort to provide investors with better insight into management’s judgments in accounting for property, plant and equipment, please disclose the following:

•	How you group long-lived assets for impairment and your basis for that determination;

•	How you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and

•	For any asset groups for which the undiscounted cash flows did not substantially exceed the carrying value, please disclose the carrying value of the asset groups and explain the extent to which you believe the carrying value of these asset groups are at risk for future impairment.

Response: The Registrant has considered the Staff’s comments regarding disclosures about property, plant and equipment. In future filings, the discussion in the Registrant’s Form 10-K will be revised as indicated in response to comment 1 above. The expanded disclosures include additional discussion regarding how property, plant and equipment are grouped and evaluated for impairment and how the fair value of those assets is estimated.

Securities and Exchange Commission August 15, 2016 Page 8

Goodwill and Other Indefinite-Lived Intangible Assets, page 38

4.	We note you completed an interim impairment test for indefinite-lived intangible assets as of December 31, 2015 and this test resulted in an impairment charge of $128 million. Please expand your disclosures to address the following:

•	It appears from disclosures elsewhere in your filing that this impairment charge related to your trade name within your U.S. segment. Please clarify and disclose the current carrying value of this asset within your U.S. segment so that readers can assess the remaining carrying value that may be at risk for future impairment; and

•	In light of the fact that you recognized an impairment of your trade name within your U.S. segment, please differentiate the nature of the economic environment in which the Canada and International segments operated such that an impairment of a trade name intangible asset, if any, within those segments was not necessary.

Response: The Registrant has considered the Staff’s comments regarding disclosures about impairment charges related to indefinite-lived intangible assets. In future filings, the Registrant’s Form 10-K will be revised to include the table outlined in comment 1 above which provides the carrying value of goodwill and intangible assets by type and by segment. Such disclosure provides the remaining carrying value in the U.S. segment that may be at risk for future impairment and clarifies that there are no indefinite-lived intangible assets in the Canada or International segments.

5.	In light of the impairment charges you have taken in your US and International reporting units, to the extent these reporting units do not have fair values that are substantially in excess of fair value, please provide the following disclosures:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

•	A description of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

Response: The Registrant has considered the Staff’s comments regarding disclosures about impairment charges related to goodwill in the U.S. and International reporting units. In future filings, the discussion in the Registrant’s Form 10-K will be revised as indicated in response to comment 1 above. The revised disclosures include the percentage by which the fair value of the U.S. and International reporting units exceeded their carrying values immediately following the December 31, 2015 impairment charge. The disclosures also provide a more robust discussion regarding the methods and key assumptions used, the uncertainty regarding those key assumptions, as well as changes

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in facts and circumstances that could reasonably occur and result in the recognition of material impairment charges. Finally, the revised disclosures include a table which provides the carrying value of goodwill for each reporting unit.

Note 12 – Employee Benefits, page F-22

6.	Certain of your equity grants issued under your compensation plans appear to have market conditions as defined by ASC 718-10-20. If so, please confirm that you account for these awards in accordance with ASC 718-30-14 and revise your disclosures to clarify. If not, please explain the basis for your accounting.

Response: The Registrant confirms that its performance share unit awards, which do have a market condition, are accounted for in accordance with ASC 718-10-30-14. Specifically, the compensation expense associated with these awards is recognized as the requisite service is rendered regardless of when, if ever, the market condition is satisfied. In future filings, including the second quarter Form 10-Q filed on August 3, 2016, the disclosure will be revised as indicated below to clarify the accounting treatment (additions and deletions noted in bold and ~~strikethrough~~, respectively):

“In April 2012, we replaced the 2007 Stock Option Plan and the 2007 Restricted Stock Plan with the 2011 Omnibus Incentive Plan. No additional shares or other equity interests will be awarded under the prior plans. The 2011 Omnibus Incentive Plan originally had 3,250,000 shares reserved for issuance pursuant to the plan. In April 2015, our shareholders approved an additional 4,250,000 shares for reservation for issuance under the plan. The plan permits the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based and cash-based awards. Since the adoption of the 2011 Omnibus Incentive Plan, the Company’s Board of Directors has periodically granted stock options and restricted stock to directors and employees, but no other types of awards have been granted under the plan. Options and stock appreciation rights may not be granted at prices less than their fair market value on the date of the grant, nor for a term exceeding ten years. For employees, vesting generally occurs over a three to five year period on the anniversaries of the date specified in the employees’ respective agreements, subject to accelerated vesting under certain circumstances set forth in the option agreements. Vesting for directors generally occurs in one year. In 2015, 680,843 shares of restricted stock, 195,082 performance unit awards and 91,857 restricted units were granted to executive management, members of our Board of Directors and employees under this plan. There were no stock options granted to management during 2015. To date, 3,487,072 shares have been granted under this plan. ~~We expense the fair value of the stock option grants on a straight-line basis over the vesting period.~~ A Black-Scholes option pricing model is used to estimate the fair value of the stock options. A Monte Carlo simulation is completed to estimate the fair value of performance-based stock unit awards with a stock price performance component. We expense the fair value of all equity grants, including performance share unit awards, on a straight line basis over the vesting period.

Securities and Exchange Commission August 15, 2016 Page 10

Note 15-Fair Value Measurements, page F-27

7.	Please provide the disclosures required by ASC 820-10-50-2 and ASC 820-10-55-100 with regard to assets that are measured at fair value on a non-recurring basis.

Response: The Registrant believes it has complied with the disclosure requirements of ASC 820-10-50-2 and ASC 820-10-55-100 elsewhere within the financial statements. The only such non-recurring fair value measures are those related to the valuation of goodwill and other intangible assets. Information regarding those measurements including the fair values, reasons for the measurements, the level of the fair value hierarchy within which the fair value measurements are categorized, and a description of the valuation techniques and inputs used are provided in Note 1 Significant Accounting Policies and Note 6 Goodwill And Other Intangible Assets. In future filings, the Registrant will include such information regarding non-recurring fair value measurements, including the valuation technique utilized, specifically within the fair value measurements footnote and table to enhance and clarify the disclosures.

* * * * * *

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5557. Please find attached a CFO acknowledgement related to this filing.

Very truly yours,

/s/ Brian P. Fenske
Brian P. Fenske

cc:

Tracey McKoy, SEC Staff Accountant

Jeanne Baker, SEC Staff Accountant

Sherry Haywood, SEC Staff Attorney

Craig Slivka, SEC Special Counsel

EXHIBIT A

ACKNOWLEDGEMENT

In connection with the filings referenced in the letter to which this Acknowledgement is attached, MRC Global Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MRC Global Inc.

By:	/s/ JAMES E. BRAUN

Name:	James E. Braun

Title:	Executive Vice President and Chief Financial Officer